FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of ....  October..........................................   , 2008..
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F          X         Form 40-F
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                 No        X
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date.... October 24, 2008.......	By	....../s/...... Masashiro Kobayashi..................
(Signature)*

Masashiro Kobayashi General Manager Global Finance Management Center Canon Inc.

*Print the name and title of the signing officer under his signature.
The following materials are included.
1.	Notice Regarding Revised Financial Forecasts of Subsidiary (Tokki Corporation)

October 23, 2008

Canon Inc. Chairman & CEO: Fujio Mitarai Securities code: 7751 [Tokyo (First Section) and other Stock Exchanges]

Inquiries: Masahiro Osawa Managing Director & Group Executive, Finance & Accounting Headquarters +81-3-3758-2111
Notice Regarding Revised Financial Forecasts of Subsidiary
(Tokki Corporation)

Canon Inc., announced today that Tokki Corporation (Securities code: 9813, listed on JASDAQ), a subsidiary, has revised its consolidated and non-consolidated financial forecast for fiscal year 2009 (July 1, 2008 to June 30, 2009), as summarized below.

There is no change to the consolidated financial forecasts for Canon Inc. due to this revision.

Tokki Corporation revised its consolidated and non-consolidated financial forecasts for fiscal year 2009 (July 1, 2008 to June 30, 2009), announced on July 23, 2008, as follows.

1.	Revised consolidated financial forecast
1.	First-half of fiscal year 2009 (July 1, 2008 to December 31, 2008)
(Units: millions of yen, %)

	Net sales	Operating income	Ordinary profit	Net income
Previous forecast (A)	5,000	20	15	10
Current forecast (B)	5,000	170	180	10
Change in amount (B - A)	0	150	165	0
Change (%)	--	750%	1,100%	--
(For reference) Previous year’s results First-half of fiscal year 2008	2,970	-489	-540	-470

2.	Fiscal year 2009 (July 1, 2008 to June 30, 2009)
(Units: millions of yen, %)

	Net sales	Operating income	Ordinary profit	Net income
Previous forecast (A)	13,000	140	130	120
Current forecast (B)	13,000	290	295	120
Change in amount (B - A)	0	150	165	0
Change (%)	--	107%	126%	--
(For reference) Previous year’s results Fiscal 2008	6,610	-750	-799	-656

2.	Revised non-consolidated financial forecast
1.	First-half of fiscal year 2009 (July 1, 2008 to December 31, 2008)
(Units: millions of yen, %)

	Net sales	Operating income	Ordinary profit	Net income
Previous forecast (A)	3,100	15	12	8
Current forecast (B)	3,100	220	230	60
Change in amount (B - A)	0	205	218	52
Change (%)	--	1,366%	1,816%	650%
(For reference) Previous year’s results First-half of fiscal year 2008	1,018	-476	-529	-462

3.	Fiscal year 2009 (July 1, 2008 to June 30, 2009)
(Units: millions of yen, %)

	Net sales	Operating income	Ordinary profit	Net income
Previous forecast (A)	9,200	120	110	100
Current forecast (B)	9,200	325	330	170
Change in amount (B - A)	0	205	220	70
Change (%)	--	170%	200%	70%
(For reference) Previous year’s results Fiscal 2008	2,971	-751	-804	-657

3.	Reasons for revision to consolidated financial forecasts
1.	First-half of fiscal year 2009 (July 1, 2008 to December 31, 2008)

Although the financial forecast for net sales was unchanged, Tokki Corporation expects a reduction in it’s cost of sales ratio, exceeding its previous forecast, due to VE design and additional cost reduction, especially for large equipment.

2.	Fiscal year 2009 (July 1, 2008 to June 30, 2009)
Same reason as above.

This notice contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost-reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this notice. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.